Provident Mutual Funds, Inc.
N16 W23217 Stone Ridge Drive, Suite 310
Waukesha, Wisconsin 53188

March 23, 2015

Mr. Jeff Long
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Provident Mutual Funds, Inc. (the “Company”) File Nos.: 033-06836 and 811-04722

Dear Mr. Long,

The purpose of this letter is to respond to oral comments received by U.S. Bancorp Fund Services, LLC, the Company’s administrator, from the Securities and Exchange Commission (“SEC”) Staff (the “Staff”) on March 3, 2015, regarding the Staff’s recent Sarbanes-Oxley review of (i) the Company’s annual certified shareholder report for the fiscal year ended September 30, 2014 (the “Annual Report”), filed on Form N-CSR on November 17, 2014 for the Provident Trust Strategy Fund, the sole series of the Company (the “Fund”), (ii) the Fund’s prospectus dated January 31, 2015, filed as Post-Effective Amendment No. 43 to the Company’s Registration Statement on Form N-1A on January 27, 2015 (the “Prospectus”), and (iii) the Fund’s semi-annual report for registered investment companies on Form N-SAR (“Form N-SAR”) filed with the SEC on November 19, 2014.

In connection with this response to the Staff’s comments, the Company hereby states the following:

1.
The Company acknowledges that in connection with the comments made by the Staff on the Annual Report, Prospectus and Form N-SAR, the Staff has not passed on the accuracy or adequacy of the disclosure made therein, and the Company and its management are solely responsible for the content of such disclosure;

2.
The Company acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made therein; and

3.
The Company represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience, the Staff’s comments have been reproduced in bold typeface and are immediately followed by the Company’s responses.

1.           Form N-CSR – Item 1. Report to Stockholders – Management’s Discussion of Fund Performance

Staff Comment: The first sentence of the first paragraph in the Management’s Discussion of Fund Performance section discusses the Fund’s performance for the nine months ended September 30, 2014. Going forward, please discuss performance for the full fiscal year, per Item 27(b)(7)(i) on Form N-1A.

Response:  The Fund will make the requested change in future Annual Reports.

2.           Form N-CSR – Item 1. Report to Stockholders – Directors and Officers Table

Staff Comment: In accordance with Item 27(b)(6) of Form N-1A, please include a statement describing the availability of additional information about the Fund’s directors.

Response:  The Fund directs the Staff to the section of the Annual Report entitled “Additional Information (Unaudited)” which contains the required information. In future Annual Reports, however, the Fund will add language that will appear adjacent to the Directors and Officers Table substantially along the lines of the following:

“The Fund’s Statement of Additional Information includes additional information about the Fund’s Directors and is available, without charge, upon request by calling (855) 739-9950.”

3.           Form N-CSR – Item 2. Code of Ethics

Staff Comment: The first sentence of the Fund’s response to Item 2 suggests that the code of ethics has been amended during the prior fiscal year and that the recently-amended code of ethics is being filed as Exhibit 12(a)(1). Going forward, if the code of ethics has not been amended during the prior fiscal year then the sentence should be adjusted accordingly.

Response:  The Fund will make the requested change in future Annual Reports.

4.           Prospectus – General Comment

Staff Comment:  If the Fund experiences significant events such that the Fund’s total annual operating expenses materially increase during the course of the current fiscal year, then supplementally confirm that the Fund will issue a revised prospectus, with an updated fees and expenses table, to shareholders, consistent with Instruction 3(d)(ii) to Item 3 of Form N-1A.

Response:  The Fund confirms that it will revise or supplement its prospectus in circumstances required under the Investment Company Act of 1940, as amended.  As a point of information, the Fund is subject to an expense cap/reimbursement agreement, pursuant to which the Fund’s investment adviser has contractually agreed to waive its fees and/or reimburse certain expenses (excluding taxes, interest, brokerage commissions, acquired fund fees and expenses, and other extraordinary expenses) such that the Fund’s total annual operating expenses do not exceed 1.00% of the Fund’s average daily net assets on an annual basis.

5.           Form N-SAR – Exhibit 77(B).

Staff Comment:  Exhibit 77(B) of Form N-SAR is comprised of the independent registered public accounting firm’s report on the Fund’s financial statements, rather than the report on internal controls. Please re-file Form N-SAR with the report on internal controls.

Response:  The Fund responds by confirming that it has filed an amended Form N-SAR containing the independent registered public accounting firm’s report on internal control with the SEC via EDGAR on March 6, 2015 (accession no. 0001325358-15-000311).

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If you have any additional questions or require further information, please contact Edward Paz of U.S. Bancorp Fund Services, LLC at 414-765-5366.

Very truly yours,

/s/ James R. Daley
James R. Daley
Secretary
Provident Mutual Funds, Inc.

cc:           Susan Hoaglund, Godfrey & Kahn, S.C.
Edward Paz, U.S. Bancorp Fund Services, LLC